[TELEMAR Letterhead]
September 26, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Telemar Participações S.A.
Withdrawal of Registration Statement on Form F-1,
filed May 11, 2006, as amended,
Registration No. 333-133994
Ladies and Gentlemen:
     Telemar Participações S.A. (the “Company”) requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of its Registration Statement on Form F-1 (File No. 333-133994) filed on May 11, 2006 and amended on July 27, 2006 (the “F-1 Registration Statement”). The Company has elected not to proceed with the offering due to unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the F-1 Registration Statement was not declared effective by the Securities and Exchange Commission (the “Commission”) and none of the Company’s securities were sold pursuant to the F-1 Registration Statement.
     If you have any questions, please call Jeffrey Kochian at Gibson, Dunn & Crutcher LLP at (212) 351-3953 or Roberto Terziani at the Company at (55 21) 3131-1110.

Very truly yours,

TELEMAR PARTICIPAÇÕES S.A

By:
/s/ JOSÉ AUGUSTO DE GAMA FIGUEIRA
Name: José Augusto de Gama Figueira
Title: Executive Officer